Exhibit 99.2

This document contains management’s discussion and analysis (“MD&A”) of the results and financial condition of New Found Gold Corp. (the “Company”, “New Found Gold”, or “NFG”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and March 31, 2025 and related notes thereto. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2025 and December 31, 2024. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as applicable to interim financial reports including International Accounting Standards 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this MD&A and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, it will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is May 12, 2026.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” at the end of this MD&A.

The scientific and technical information disclosed in this MD&A was reviewed and approved by Keith Boyle, P. Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this MD&A by New Found Gold. The scientific and technical information in this MD&A relating to the Queensway Gold Project (as defined herein) is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date June 30, 2025 prepared by Pierre Landry, P.Geo., Lance Engelbrecht, P. Eng. and David M. Robson, P.Eng., each of SLR Consulting (Canada) Ltd. (“SLR”) and Sheldon H. Smith, P.Geo. of Stantec Consulting Limited,(each a “Qualified Person” (“QP”) in accordance with NI 43-101 (the “Queensway Technical Report”). The scientific and technical information in this MD&A relating to the Hammerdown Gold Project (as defined herein) is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report titled “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland and Labrador, Canada”, with an effective date of February 18, 2026 prepared by WSP Canada Inc. in compliance with NI 43-101 (the “Hammerdown Technical Report”). Reference should be made to the full text of the Queensway Technical Report and the Hammerdown Technical Report, which are available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR (www.sec.gov/edgar).

New Found Gold is an emerging
Canadian gold producer listed on the TSX
Venture Exchange (TSXV:NFG) and the
NYSE-American Exchange (NYSE:NFGC)

Table of Contents

Overview and Highlights	1
Description of the Business	3
Queensway	4
Hammerdown	8
Environmental, Social and Governance	10
Maritime Acquisition	12
Results of Operations	14
Financial Position Review	16
Liquidity and Capital Resources	18
Commitments and Contingencies	20
Summary of Quarterly Results	23
Outstanding Share Data	25
Related Party Transactions	26
Risks and Uncertainties	27
Critical IFRS Accounting Policies and Estimates	30
Non-IFRS Financial Measures	30
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	32
Cautionary Notes Regarding Forward-Looking Statements	33
Cautionary Note for United States Investors	35
Off-Balance Sheet Arrangements	35
Proposed Transactions	35
Additional Information	35

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Overview and Highlights

The three months ended March 31, 2026 (“Q1 2026”) marked the Company’s first full quarter operating as a multi-asset emerging Canadian gold producer following the November 13, 2025 acquisition of Maritime Resources Corp. (“Maritime”). During the quarter, the Company delivered a series of technical, development and financing milestones across both its flagship Queensway Gold Project (“Queensway”) and its Hammerdown Gold Project (“Hammerdown”) which is currently ramping up to commercial gold production.

Key Q1 2026 Strategic and Corporate Highlights

•	Commencement of 2026 Queensway drill program. On January 21, 2026, the Company announced it had commenced the 2026 drill program at Queensway with four rigs active, focused on infill drilling at K2 and Cokes, regional exploration, and condemnation. Initial infill drilling includes PEA Phase 2 open pit (“OP”) resource conversion in K2 and the Cokes zone, with the objective of converting inferred resources to indicated. In addition to drilling, regional exploration is underway, with field teams advancing both regional-scale and targeted soil sampling programs. The results of this work will assist in generating new trenching and drill targets for advancement later in 2026 and beyond. Further drill results from infill drilling at the K2 zone in the Appleton Fault Zone Core (“AFZC”) were released.

•	Queensway Phase I EPCM contract with WSP Canada Inc. On January 26, 2026, the Company announced it had entered into a Phase I engineering, procurement and construction management (“EPCM”) contract with WSP Canada Inc. (“WSP”) covering Queensway site development and detailed engineering for the upgrade and expansion of Pine Cove Mill (“Pine Cove”) as the offsite milling facility, enabling processing of both Hammerdown and Queensway Phase I feed from a single, Company-owned facility.

•	2025 grade control drill programs completed at Keats and Iceberg. On February 2 and March 1, 2026, the Company reported the results of the 2025 grade control drilling at the Keats and Iceberg zones within the AFZC, comprising 2,773 metres (“m”) in 84 diamond drill holes (“DDH”) at Keats and 2,390 m in 40 DDH at Iceberg. Highlight intercepts included 9.29 grams per tonne (“g/t”) gold (“Au”) over 37.60 m and 27.0 g/t Au over 10.00 m at Keats, and 71.8 g/t Au over 31.95 m and 76.6 g/t Au over 16.00 m at Iceberg — some of the best results drilled by the Company to date at Queensway. Results correlated well with the initial Mineral Resource Estimate block model, confirming strong continuity of high-grade gold mineralization at or near surface, and will support upcoming mine planning and the next resource update.

•	Hammerdown PEA and updated MRE. On February 26, 2026, the Company reported results of a positive Preliminary Economic Assessment (“PEA”) and updated Mineral Resource Estimate (“MRE”) for Hammerdown, Stog’er Tight and Orion deposits based on a hub-and-spoke mine plan centered on Pine Cove, delivering an after-tax net present value at a 5% discount rate (“NPV₅%”) of $199.2 million (“M”) at a base case gold price of US$3,475 per ounce (“oz”) and $415.1M at an upside gold price of US$5,000/oz, with 251.3 thousand ounces (“Koz”) of gold produced over a 13-year life of mine (“LOM”) at LOM cash costs of US$2,149/oz and all-in sustaining costs of US$2,429/oz. Total after-tax free cash flow for Hammerdown is expected to be $243.3M.

•	Non-binding term sheet with Nebari for Queensway development financing. On March 5, 2026, the Company announced that it had entered into a non-binding term sheet with Nebari Natural Resources Credit Fund II, LP (“Nebari”) for an up to US$75.0M senior secured loan facility to support Queensway development. The facility was subsequently superseded by the $220M finance package (the “Finance Package”) announced on April 20, 2026. The Company will not be proceeding with the secured loan facility and warrants issuance contemplated in the non-binding term sheet with Nebari (refer to “Subsequent Events” discussion below).

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•	Hammerdown NI 43-101 Technical Report filed. On March 17, 2026, the Company filed the Hammerdown NI 43-101 Technical Report with an effective date of February 18, 2026, supporting the February 26, 2026 PEA and updated MRE disclosure.

Subsequent Events

•	$220M Finance Package. Subsequent to the end of the quarter, the Company completed a comprehensive Finance Package consisting of:

o	a $115M bought deal equity financing of 38,870,000 common shares at $2.96 per share — including the full exercise of the underwriters’ 5,070,000-share over-allotment option — for aggregate gross proceeds of $115,055,200, with co-lead orders from EdgePoint Investment Group Inc. (“EdgePoint”) and cornerstone investor Eric Sprott, who maintained his approximate 19% shareholding. The bought deal closed on April 27, 2026, subject to final approval of the TSX Venture Exchange, with net proceeds to be used to advance Queensway and for general and corporate working capital purposes; and

o	a $105M senior secured credit facility with EdgePoint (the “Credit Facility”), comprising a $70M Tranche 1 funded on delivery of the security package and a $35M Tranche 2 available at the Company’s discretion within 12 months of closing. The Credit Facility bears interest at a fixed rate of 8.75% per annum payable quarterly in arrears, has a three-year term, and is subject to a 2% original issue discount and a 1% establishment fee per tranche. The Company expects to complete the first drawdown under the Credit Facility before the end of May 2026, at which time EdgePoint will fund the $70M Tranche 1 and the Company will issue 2,489,818 Tranche 1 common share purchase warrants to EdgePoint. Additional warrants will be issuable on the funding of Tranche 2. The proceeds of the Credit Facility will be used for general corporate and working capital purposes of the Company and its subsidiaries, including financing for the development of Queensway and the ramp up of Hammerdown.

•	Expansion of the Dropkick Zone at Queensway. On April 22, 2026, the Company reported the final results of the 2025 drilling at the Dropkick Zone within the Appleton Fault Zone Peripheral area (“AFZP”), 11 km north of AFZC, comprising 6,145 m in 20 diamond drill holes. Highlight intercepts included 24.8 g/t Au over 14.00 m, 13.4 g/t Au over 8.10 m and 6.75 g/t Au over 18.35 m. Results of this program expanded this zone over 1.4 km in strike extent and to a vertical depth of 300 m and identified new mineralization east of the AFZ. The Dropkick region will continue to be a focus of the 2026 exploration drilling program.

•	Queensway Phase 1 Environmental Registration. During Q1 2026, the Company substantially completed its environmental baseline work at Queensway and announced its intention to submit an Environmental Registration (“ER”) to the Newfoundland and Labrador Department of Environment, Conservation and Climate Change. This document was submitted to the Province of Newfoundland on April 30, 2026 and the Newfoundland and Labrador Department of Environment, Conservation and Climate Change registered the ER on May 7, 2026. The ER serves to initiate the Environmental Assessment (“EA”) process for the Project under the Newfoundland Environmental Protection Act. Updates on the status of the EA process will be provided as available.

Looking Ahead

Looking ahead, the Company remains focused on the following priorities for the balance of 2026: (i) ramping up Hammerdown production to declare commercial production in H2 2026, leveraging the Pine Cove processing and tailings facilities; (ii) advancing Queensway Phase I through EPCM work with WSP and the environmental assessment process, targeting a formal construction decision in H2 2026 and first gold pour in H2 2027; (iii) executing the 2026 Queensway drill program and filing an updated Queensway Technical Report, inclusive of an updated MRE, in mid-2026; and (iv) commencing exploration in H2 2026 on the Hammerdown-area landholdings acquired through the Maritime transaction to evaluate the exploration upside underpinning the Hammerdown PEA. The completion of the $220M Finance Package in April 2026 is intended to provide the Company with the balance sheet strength to execute on these priorities, together with cash flow from Hammerdown operations as production scales.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Description of the Business

Corporate Overview

New Found Gold is a Canadian gold mining and development company with its principal assets located in the province of Newfoundland and Labrador, Canada. The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “NFG” and on the NYSE American stock exchange (“NYSE American”) under the symbol “NFGC.” The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation and development of resource properties.

The Company’s principal mineral assets consist of Queensway and Hammerdown. During the year ended December 31, 2025, the Company completed the strategic acquisition of Maritime, expanding its asset base and advancing its corporate strategy toward becoming an emerging multi-asset gold producer. As a result of this transaction, the Company now holds a diversified portfolio of gold assets at varying stages of development, ranging from advanced exploration and near-term development to emerging production, as well as processing infrastructure.

The Company’s business strategy is centered on creating long-term shareholder value through disciplined technical execution, responsible environmental and social practices, and the strategic consolidation of high-quality gold assets within a stable and globally recognized mining-positive jurisdiction.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Queensway

Queensway is the Company’s flagship, 100%-owned gold exploration and development asset, encompassing 219,175 hectares (“ha”) in central Newfoundland and Labrador, Canada. The project area is accessible by the Trans-Canada Highway, secondary and forestry roads, and benefits from proximity to power infrastructure, ports and an established mining services sector in the town of Gander. Queensway comprises a large, contiguous land package situated along two regional-scale fault systems, the Appleton Fault Zone (“AFZ”) and the Joe Batts Pond Fault Zone (“JBPFZ”), each of which cover more than a 110 km strike extent and spatially associated with the Company’s principal gold discoveries.

Geology and Mineralization

Queensway is located within the Exploits Subzone of the Dunnage Zone, a geological terrane that has emerged as a highly prospective gold district in recent years. Gold mineralization at Queensway is characterized by high-grade, vein-hosted systems with strong structural controls, hosted along the AFZ and JBPFZ. Exploration to date has demonstrated both vertical and lateral continuity of mineralization, supporting the Company’s view that Queensway represents a large, multi-target gold system with significant potential beyond the initial MRE. Principal gold zones along the AFZC include Keats, Iceberg, K2, Cokes, Lotto, Golden Joint, Dome, Monte Carlo, Jackpot, Lotto North, Keats West and Keats South, together with additional zones along the broader AFZ including Dropkick and Pistachio and on the newly acquired Bullseye mineral license (“Bullseye”) to the north of the AFZC.

2025 Technical Framework — MRE and PEA

The technical framework for Queensway was established during 2025 through the publication of the initial MRE (effective date March 15, 2025) and the Queensway PEA released on July 21, 2025, both disclosed in detail in the Company’s 2025 Annual MD&A and the NI 43-101 Technical Report titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025, filed on SEDAR + and EDGAR (the “Queensway Technical Report”).

The initial MRE reports Indicated Mineral Resources of 18.0 M tonnes (“Mt”) grading 2.40 g/t Au containing 1.39 M ounces (“Moz”) of gold, and Inferred Mineral Resources of 10.7 Mt grading 1.77 g/t Au containing 0.61 Moz of gold, with 96% (by metal) of the Indicated Resource and 87% (by metal) of the Inferred Resource located within the AFZC.

The Queensway PEA outlines a phased 15-year LOM plan producing approximately 1.5 Moz of gold, structured as follows: Phase I (Years 1–4) — a small, high-grade OP mine with off-site toll milling at approximately 700 tpd; Phase 2 (Years 5–15) — a 7,000 tonnes per day (“tpd”) on-site processing plant combining OP and UG mining; and Phase 3 (Years 6–10) — a high-grade UG mine. At a base case gold price of US$2,500/oz, the Queensway PEA generates an after-tax NPV at a 5% discount rate of $742.6M and an after-tax internal rate of return of 56.3%, with Phase I initial capital of $154.8M and Phase I all-in sustaining costs (“AISC”) of US$1,282/oz during Years 1–4. At an upside gold price of US$3,300/oz, the Queensway PEA generates an after-tax NPV at a 5% discount rate of $1.45 billion (“B”) and an after-tax internal rate of return of 197%. No material changes to the MRE or PEA occurred during Q1 2026; an updated Queensway Technical Report, inclusive of an updated MRE, is planned for mid-2026.

The Queensway PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves; there is no certainty that the PEA will be realized, and no Mineral Reserves are defined for the Project.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Q1 2026 Exploration and Technical Activities

Commencement of the 2026 Drill Program

On January 21, 2026, the Company announced the commencement of its 2026 Queensway drill program (the “2026 Program”) with four diamond drill rigs active. The 2026 Program initially focused on infill, exploration and condemnation drilling. Infill drilling is targeting Phase 2 open pit resource conversion of inferred to indicated material, while exploration drilling is focused on resource expansion within the AFZC. In parallel, field teams are advancing both regional-scale and targeted soil sampling programs, which are expected to generate new trenching and drill targets for advancement later in the 2026 Program. The 2026 Program will expand to include conversion drilling of the Phase 3 underground resource, continued step-out drilling in the Dropkick region within AFZP and additional grade control drilling at Keats, Iceberg and Lotto zones within AFZC.

In Q1 2026, the Company commenced drilling for Phase 3 underground resource conversion, completed reconnaissance drilling at the newly acquired Bullseye mineral license, largely completed the Phase 2 open pit conversion program and continued with resource expansion work around the Monte Carlo zone. Exploration program planning focused on the design of regional programs scheduled to ramp up in late Q2 2026, and drill hole designs for resource expansion at AFZC and new target generation along strike of Dropkick at AFZP.

Concurrently with the launch of the 2026 Program, the Company reported additional results from the 2025 K2 infill drill program, comprising 4,025 m of drilling across 34 DDH completed in the second half of 2025. K2 is a gold-mineralized zone comprised of multiple structures and crosscutting vein orientations defined by a mineralized footprint measuring approximately 490 m in length by 395 m in width, with mineralization beginning at surface and defined to a maximum vertical depth of 250 m, where it remains open to depth. The majority of the gold at K2 is hosted within the K2 main structure (“K2MS”), a low-angle fault zone dipping 30–40° to the south-southeast. Drill highlights from this release that correlate with the existing MRE block model included:

•	5.22 g/t Au over 14.90 m from 58.45 m (NFGC-25-2547)

•	5.29 g/t Au over 11.85 m from 34.00 m (NFGC-25-2535)

•	2.75 g/t Au over 20.60 m from 108.90 m (NFGC-25-2504)

•	18.9 g/t Au over 2.40 m from 79.90 m (NFGC-25-2509)

•	2.10 g/t Au over 12.10 m from 23.50 m (NFGC-25-2596)

•	11.5 g/t Au over 2.05 m from 120.90 m (NFGC-25-2596)

In addition, drilling intersected gold mineralization in multiple areas beyond the current MRE block model and PEA open pit shell, highlighting the potential for resource growth within the immediate AFZC area, including:

•	3.42 g/t Au over 19.85 m from 100.80 m and 8.51 g/t Au over 6.65 m from 125.45 m (NFGC-25-2555)

•	2.29 g/t Au over 21.65 m from 113.80 m (NFGC-25-2556)

•	1.71 g/t Au over 30.90 m from 116.25 m (NFGC-25-2547)

Results from a further 1,632 m of 2025 K2 infill drilling remain pending and will be reported once received. These additional mineralized zones will be evaluated for inclusion in the next Queensway MRE update.

Keats and Iceberg Grade Control Drilling — Final 2025 Results

During Q1 2026, the Company released the remaining results of its 2025 grade control drill programs at the Keats zone (“KEGCDP”) and Iceberg zone (“IEGCDP”) within the AFZC. The programs were designed to improve confidence in the distribution of high-grade, near- to at-surface gold mineralization and to support mine planning as outlined in the Queensway PEA Phase I open pits. The full KEGCDP comprised 2,773 m in 84 DDH, and the full IEGCDP comprised 2,390 m in 40 DDH, each drilled at a 5 m by 5 m spacing over the near- to at-surface high-grade portions of the Keats and Iceberg zones exposed during the Company’s 2024 excavation programs.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Results released on February 2, 2026 (1,230 m in 36 DDH at Keats) continued to demonstrate the high-grade tenor of the Keats zone and strong continuity of gold mineralization at or within a few metres of surface. Highlight intercepts included:

•	508 g/t Au over 2.20 m from 16.80 m (NFGC-25-GC-024)

•	113 g/t Au over 3.75 m from 11.90 m (NFGC-25-GC-025)

•	9.29 g/t Au over 37.60 m from 12.00 m (NFGC-25-GC-027)

•	27.0 g/t Au over 10.00 m from 0.00 m (NFGC-25-GC-033)

•	31.5 g/t Au over 6.10 m from 0.60 m (NFGC-25-GC-021)

The final 2025 grade control results, released on March 1, 2026, comprised the remaining 907 m in 32 DDH at Keats and the entirety of 2,390 m in 40 DDH at Iceberg and delivered some of the best intercepts drilled by the Company to date at Queensway. Iceberg highlight intercepts included:

•	71.8 g/t Au over 31.95 m from 37.80 m (NFGC-25-GC-069)

•	76.6 g/t Au over 16.00 m from 51.45 m (NFGC-25-GC-055)

•	44.4 g/t Au over 21.55 m from 13.40 m (NFGC-25-GC-072)

•	35.4 g/t Au over 21.20 m from 34.95 m (NFGC-25-GC-061)

•	40.6 g/t Au over 12.70 m from 40.35 m (NFGC-25-GC-118)

•	55.4 g/t Au over 8.30 m from 21.75 m (NFGC-25-GC-107)

Keats highlight intercepts from the final release included 51.3 g/t Au over 3.40 m from 54.60 m (NFGC-25-GC-115), 40.3 g/t Au over 2.25 m from 23.95 m (NFGC-25-GC-068) and 16.9 g/t Au over 3.90 m from 1.00 m (NFGC-25-GC-071).

The Keats and Iceberg zones are hosted within the Keats-Baseline Fault Zone (“KBFZ”), a high-grade gold-bearing structure defined over a current strike length of 1.9 km. Results from the grade control programs correlate well with the initial MRE block model, indicate strong continuity of high-grade mineralized shoots at both Keats and Iceberg, and will further validate resource models — specifically by improving confidence in grade-capping and influence-limiting parameters applied to high-grade intercepts — in advance of the planned MRE update and subsequent mine planning.

The Company plans to expand its grade control drilling beginning in Q2 2026. The next phase of work will leverage results from the 2025 program to optimize drill hole spacing and program scope.

Queensway Phase I Development

Phase I EPCM Contract with WSP Canada Inc.

On January 26, 2026, the Company entered into a Phase I EPCM contract with WSP, a global professional services and engineering consulting firm, for the development of Queensway Phase I as outlined in the Queensway PEA. The EPCM scope of work includes Queensway site development and detailed engineering for Pine Cove which the Company selected as the offsite milling facility for Queensway Phase I. EPCM work includes the upgrade and expansion of Pine Cove to benefit from the operating synergies of processing both Hammerdown and Queensway Phase I feed from a single facility. Geotechnical drilling at Pine Cove was completed in Q1 2026, as inputs into the detailed engineering for the proposed Pine Cove expansion.

Environmental Assessment and Permitting

During Q1 2026, the Company substantially completed its environmental baseline work at Queensway and announced its intention to submit an ER to the Newfoundland and Labrador Department of Environment, Conservation and Climate Change. This document was submitted to the Province of NL on April 30, 2026 and the Newfoundland and Labrador Department of Environment, Conservation and Climate Change registered the ER on May 7, 2026. The ER serves to initiate the EA process for the Project under the NL Environmental Protection Act. Updates on the status of the EA process will be provided as available.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Queensway Phase I Project Finance

The Company advanced a structured project finance process during Q1 2026 with the objective of securing the funding required for the Phase I initial capital expenditure outlined in the Queensway PEA.

On March 5, 2026, the Company entered into a non-binding term sheet with Nebari for an up to US$75M senior secured loan facility (the “Nebari Loan Facility”), contemplating a US$50M Tranche 1 at closing and an optional US$25M Tranche 2 within 15 months, bearing interest at a fixed rate of 9.25% per annum over a 24-month term (extendable by six months), and accompanied by the issuance of warrants to Nebari. As discussed under “Subsequent Events”, the Company did not proceed with the Nebari Loan Facility or the related warrants following execution of the Finance Package.

Following closing of the Finance Package, and together with expected cash flow from Hammerdown operations, the Company has the funding required to advance Queensway Phase I through engineering, procurement, early construction activities and long-lead item purchases, and to maintain general corporate and working capital flexibility.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

2026 Outlook

Key Queensway priorities for the balance of 2026 are:

•	Completion of the 2026 drill program including remaining infill drilling at K2 and Cokes, exploration on Bullseye and other AFZC and AFZ targets, and regional soil sampling and trenching to generate new targets for H2 2026 and beyond.

•	Publication of an updated Queensway NI 43-101 Technical Report, inclusive of an updated MRE, in H2 2026.

•	Progression of the environmental assessment process following submission of the ER.

•	Continued EPCM work with WSP on Queensway Phase 1 site development and the upgrade and expansion of Pine Cove for Queensway Phase I.

•	Deployment of Finance Package proceeds to fund long-lead item procurement, early construction activities, Pine Cove upgrade and expansion, and general working capital.

•	Formal Queensway Phase I construction decision targeted for late 2026, with first gold pour from Queensway Phase I targeted for H2 2027, subject to receipt of all required permits.

Hammerdown

Hammerdown is the Company’s 100%-owned, producing gold project, acquired through the November 13, 2025 acquisition of Maritime and located in north-central Newfoundland and Labrador, Canada. The project comprises the Hammerdown and Orion deposits located on the Hammerdown property, the Stog’er Tight deposit and the permitted millings and tailings facility of Pine Cove located on the Pine Cove property, the Nugget Pond Hydrometallurgical Gold Plant, and a 45,661 ha land package with associated supporting infrastructure. The Hammerdown and Orion deposits are located approximately 95 km by road from Pine Cove; the Stog’er Tight deposit is located approximately 4 km east of Pine Cove; and the project sits approximately 270 km by road from Queensway.

Access, infrastructure, ownership interests and royalty obligations have not changed during Q1 2026 and are described in full in the 2025 Annual MD&A and the Hammerdown Technical Report.

Q1 2026 Operational Performance

Q1 2026 represented the first full quarter of consolidated operations at Hammerdown and Pine Cove following the November 13, 2025 Maritime acquisition. The Hammerdown deposit is being mined as a conventional open pit truck-and-shovel operation operated by a mining contractor, with run-of-mine mineralized material hauled to Pine Cove for processing via a conventional ball mill, flotation and cyanide leach flowsheet at a nominal rate of 700 tpd. During Q1 2026, mining, milling and grade control drilling continued to ramp up toward commercial production.

Hammerdown PEA and Updated Mineral Resource Estimate

On February 26, 2026, the Company announced the results of a positive PEA and an updated MRE for Hammerdown based on a hub-and-spoke mine plan integrating the Hammerdown, Stog’er Tight and Orion deposits centred on Pine Cove, with the Hammerdown deposit in the ramp up process to commercial production.

Key Outcomes of the Hammerdown PEA

•	After-tax NPV₅% of $199.2M at a base case variable gold price (long-term price of US$3,475/oz Au, averaging US$3,656/oz Au) and $415.1M at an upside gold price of US$5,000/oz.

•	251.3 Koz Au produced over a 13-year LOM, with average annual production of approximately 19.3 koz Au per year.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•	Total mill feed of 3.2 Mt at an average mined grade of 2.19 g/t Au, a post-sorting mill feed head grade of 2.89 g/t Au and an LOM average gold recovery of 85.5%.

•	Average LOM total cash costs of US$2,149/oz Au and AISC of US$2,429/oz Au.

•	Total after-tax free cash flow of $243.3M.

•	Total capital costs (with contingency) estimated at $24.3M, sustaining capital of $97.7M, and reclamation and closure costs of $18.0M.

The Hammerdown PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves; there is no certainty that the PEA will be realized, and no Mineral Reserves are defined for the Project.

LOM Mine Plan Highlights

The PEA contemplates open pit mining at each of the three deposits, supported by an on-site crushing and sorting plant at the Hammerdown and Orion deposits, with sorted mill feed trucked to Pine Cove for final processing. The Hammerdown deposit accounts for 75% of mineralized material mined and 82% of recovered gold (Years 1–10), and the Orion and Stog’er Tight deposits together account for 25% of mineralized material and 18% of recovered gold (Years 8–12), followed by one year of stockpile rehandling in 2038. Average material mined (mineralized material plus waste and overburden) over the LOM is 12,300 tpd at an average LOM strip ratio of 11.4. A sorter, recently purchased by the Company, is planned for commissioning in H2 2026, with sorting at the Hammerdown deposit expected to commence in 2027 and at the Orion deposit in 2033.

Updated Mineral Resource Estimate

The updated Hammerdown MRE, with an effective date of January 22, 2026, supports the PEA mine plan. Consolidated resources across the three deposits are as follows (Measured, Indicated, and Inferred; totals may not add due to rounding):

	2026 PEA[1]
Resource Category	Tonnage (kt)	Grade (g/t Au)	Contained Oz (Koz)
Measured	271	8.24	72
Indicated	3,057	1.91	188
Measured & Indicated	3,328	2.43	260
Inferred	2,132	2.34	161

Notes:

1 Using a cut-off grade of 0.35 g/t Au for Hammerdown (excluding Wisteria), 0.48 g/t Au for Hammerdown Wisteria area, 0.47 g/t Au for Orion open pit, 1.13 g/t Au for Orion underground and 0.42 g/t Au for Stog’er Tight open pit.

Deposit-level detail, cut-off grades, resource methodology and the reconciliation to a feasibility study on the Hammerdown deposit prepared by Maritime in 2022 are disclosed in the 2025 Annual MD&A and the Hammerdown Technical Report.

Hammerdown Technical Report

On March 17, 2026, the Company filed the NI 43-101 technical report titled “New Found Gold Corp. Hammerdown Gold Project Preliminary Economic Assessment, Newfoundland and Labrador, Canada” with an effective date of February 18, 2026 (the “Hammerdown Technical Report”), which supports the February 26, 2026 PEA and updated MRE disclosure. The Hammerdown Technical Report was prepared by WSP Canada Inc. and authored by Stephen Coates, P.Eng., Christian Beaulieu, P.Geo., Michael Levy, P.Eng., Chafana Hamed Sako, P.Geo., James Guiraud, P.Geo., Stacy J. Freudigmann, P.Eng., Sheldon H. Smith, P.Geo., J. Alex McIntyre, P.Eng., Neil J. Lincoln, P.Eng., Dachun (David) Jin, P.Eng. and William Richard McBride, P.Eng., each a “Qualified Person” as defined under NI 43-101 and independent of the Company. The Hammerdown Technical Report is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the EDGAR system of the SEC at www.sec.gov.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Pine Cove — Q1 2026 Development Activities

Pine Cove is currently processing Hammerdown mineralized material at a nominal rate of 700 tpd. Pending receipt of all required permits, the Company plans to upgrade and expand Pine Cove to a capacity of 1,400 tpd to also accept feed from Queensway Phase I, creating a single processing facility that supports both projects under a hub-and-spoke configuration.

On January 26, 2026, the Company entered into a Phase I EPCM contract with WSP covering, among other things, the upgrade and expansion of Pine Cove for Queensway Phase I. While the Pine Cove expansion is a prerequisite to Queensway Phase I production, it also positions the combined Hammerdown and Queensway operations to benefit from the operating synergies of processing feed from both projects through a single facility.

2026 Outlook

Key Hammerdown priorities for the balance of 2026 are:

•	Completion of the operational ramp-up at the Hammerdown deposit and Pine Cove, and declaration of commercial production in H2 2026.

•	Commissioning of the sorter in H2 2026, with sorting at the Hammerdown deposit expected to commence in 2027 as scheduled in the Hammerdown PEA.

•	Advancement of engineering and procurement activities at Pine Cove for the upgrade and expansion to 1,400 tpd in support of Queensway Phase I, under the EPCM contract with WSP.

•	Commencement of exploration in H2 2026 on the Hammerdown-area landholdings acquired through the Maritime transaction, including follow-up along strike and at depth of the Hammerdown, Orion and Stog’er Tight deposits and evaluation of regional targets identified through ongoing geological and structural analysis, consistent with the exploration upside referenced in the Hammerdown Technical Report.

•	Continued optimization of the integrated mine plan to reflect updated cost, recovery and geological data generated through operations and ongoing technical work.

Hammerdown is expected to be a meaningful source of near-term operating cash flow for the Company during 2026, complementing the Finance Package and providing flexibility to advance Queensway Phase I engineering, procurement and early construction activities.

Environmental, Social and Governance

Environmental, social and governance (“ESG”) considerations remain an integral part of the Company’s business strategy. The Company’s ESG approach, first-level policies and governance framework are described in full in the Environmental, Social and Governance section of the 2025 Annual MD&A. Q1 2026 ESG activities were focused on advancing environmental assessment and permitting at Queensway, integrating Hammerdown operations under consistent ESG policies, and strengthening governance in parallel with the Company’s transition to multi-asset operations.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Environmental Stewardship

Queensway

During Q1 2026, the Company substantially completed its environmental baseline program at Queensway — covering terrestrial and aquatic ecology, air, water quality, noise and light surveys, acid rock drainage and metal leaching characterization, and hydrogeological assessments — and advanced preparation of an Environmental Registration (“ER”) for Queensway Phase I. As discussed previously in this document, the ER was submitted to the Newfoundland and Labrador Department of Environment, Conservation and Climate Change subsequent to Q1 2026, formally initiating the provincial environmental assessment (“EA”) process under the NL Environmental Protection Act.

Consistent with the 2025 Annual MD&A, Queensway Phase I is expected to require provincial ER registration and permitting, as the Phase I production capacity of 700 tonnes per day (“tpd”) is below the 5,000 tpd federal EA threshold. A federal EA is expected to be required for Phase 2 and 3 for an on-site processing plant exceeding the 5,000 tpd threshold contemplated in the 2025 Queensway PEA. Environmental sensitivities identified in the baseline program are generally manageable with standard permitting conditions and mitigation strategies, and no critical habitat for species at risk has been identified within the area studied. Updates on the status of the EA process will be provided as available.

Hammerdown

Hammerdown continued to operate under existing permits during Q1 2026, with the Hammerdown deposit being mined by a conventional open pit operation and Pine Cove processing Hammerdown mineralized material at a nominal rate of 700 tpd. The Company continued its review, initiated following the November 13, 2025 Maritime acquisition, of permitting status and regulatory obligations associated with Hammerdown to ensure continuity of compliance. In parallel, the Company commenced scoping of the permit amendments that will be required to support the planned upgrade and expansion of Pine Cove to 1,400 tpd in connection with Queensway Phase I, as contemplated by the Phase I EPCM contract with WSP.

Reclamation and closure cost provisions recognized at December 31, 2025 (including the Maritime-assumed provisions and the Company’s Queensway provisions) remained in place during Q1 2026, with changes during the period disclosed in “Financial Position Review” and the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026.

Health and Safety

The Company continued to prioritize the health and safety of employees, contractors and visitors across all sites during Q1 2026, including the first full quarter of consolidated operations at Hammerdown and Pine Cove. Health and safety practices during the quarter focused on hazard identification, training and adherence to applicable occupational health and safety regulations, and on the continued alignment of policies and procedures across the combined portfolio following the Maritime acquisition. There were no material health and safety incidents during Q1 2026.

Community and Stakeholder Engagement

At Queensway, community and stakeholder engagement activities during Q1 2026 included continued open communication with local communities, land users and other stakeholders affected by exploration and pre-development activities, together with scoping of the public engagement activities that form part of the provincial EA process initiated by the Q1 2026 ER submission. At Hammerdown, the Company continued the ongoing engagement activities established by Maritime in the established mining communities of central Newfoundland where the Hammerdown, Orion, Stog’er Tight and Pine Cove assets are located.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Governance

The Company’s governance framework, described in the 2025 Annual MD&A, continued to support oversight of the Company’s multi-asset operations during Q1 2026. Governance activities and items of note during the quarter included:

•	Continuing Board and committee oversight of strategic, financial and technical initiatives, including the Hammerdown PEA and updated Mineral Resource Estimate announced on February 26, 2026 and the filing of the Hammerdown Technical Report on March 17, 2026.

•	Filing of the 2025 year-end disclosure documents on March 25, 2026 — the audited consolidated financial statements, Annual MD&A, Annual Information Form and Form 40-F — consistent with the Company’s continuous disclosure obligations under National Instrument 51-102 and U.S. securities laws.

•	Project finance oversight — Board approval, in Q1 2026, of the non-binding term sheet entered into with Nebari on March 5, 2026, and subsequent approval of the $220M Finance Package announced on April 20, 2026 and closed on April 27, 2026, comprising a $115M bought deal equity financing and a $105M senior secured credit facility with EdgePoint.

No changes to the composition of the Board of Directors or executive management occurred during Q1 2026.

ESG Integration and Risk Management

The Company continues to integrate ESG considerations into its broader risk management and decision-making processes. Environmental compliance, stakeholder relations, health, safety and environmental performance, and governance practices are considered alongside technical and financial factors when evaluating exploration, development and operational activities. As the Company advances Queensway Phase I through the EA process and toward a construction decision in late 2026 and ramps up Hammerdown toward commercial production in the second half of 2026, ESG practices are expected to evolve in scope and complexity commensurate with project maturity and regulatory requirements.

Maritime Acquisition

On November 13, 2025 (the “Closing Date”), the Company acquired all of the issued and outstanding common shares of Maritime (the “Maritime Shares”) that it did not already own in exchange for the issuance of its common shares to former Maritime shareholders, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”).

Under the terms of the Transaction, the Company issued 94,254,209 common shares, together with 2,475,960 replacement stock options and 15,485,137 replacement share purchase warrants. The aggregate purchase consideration was $311.0M. Acquisition-related costs of $4.8M were expensed during the year ended December 31, 2025. As a result of the Transaction, Maritime became a wholly-owned subsidiary of the Company, and the Company acquired Hammerdown, Pine Cove and the Nugget Pond Hydrometallurgical Gold Plant and associated land and infrastructure.

Purchase Price Allocation — Measurement Period Update

The Transaction has been accounted for as a business combination using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”). Management applied judgment in estimating the preliminary fair value of all assets acquired and liabilities assumed as well as goodwill identified. The preliminary purchase price allocation disclosed in Note 5 to the Company’s audited annual consolidated financial statements for the year ended December 31, 2025 remained preliminary as at March 31, 2026 and is subject to refinement during the measurement period, which ends no later than November 13, 2026.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

During Q1 2026, the Company recognized an adjustment to the provisional fair value of in-circuit gold inventory acquired at the Closing Date. The adjustment reflects new information that became available during the quarter and was not reasonably available when the Company’s audited consolidated financial statements for the year ended December 31, 2025 were prepared. The new information arose from a strengthened operational reporting capability at Pine Cove implemented post-acquisition.

The Company has revised the fair value of in-circuit gold inventory acquired at the Closing Date by $5,164,927, with a corresponding adjustment to goodwill of $3,461,792 (after recognition of the related deferred income tax effect of $1,703,135). The adjustment is presented as a measurement period adjustment with the comparative information presented in the Q1 2026 unaudited interim consolidated financial statements retrospectively revised in accordance with IFRS 3.

The change in the fair value of inventories at the Closing Date also gives rise to a decrease in cost of sales of $1,070,507 and an increase in deferred income and mining tax expense of $548,781 for the period from the Closing Date to December 31, 2025, resulting in a decrease in the comparative net loss for the year ended December 31, 2025 of $521,727. The adjustment is non-cash and has no effect on cash flows from operating, investing or financing activities for either the comparative period or the current quarter. Refer to Note 4 to the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 for the full revised purchase price allocation.

Any further measurement period adjustments recognized in subsequent quarters will be presented retrospectively as of the Closing Date in accordance with IFRS 3, with corresponding adjustments to goodwill (currently recognized at $124.5M, as adjusted).

Integration of Maritime Operations

Q1 2026 was the first full post-acquisition quarter during which Maritime’s operations, financial results and cash flows were included in the Company’s consolidated interim financial statements. Integration activities during the quarter continued across operations, finance, health and safety, regulatory affairs and technical functions, and included:

•	Operational integration — continued ramp-up of mining at the Hammerdown deposit and milling at Pine Cove under a single operating framework, with updated mine plan assumptions reflected in the February 26, 2026 Hammerdown PEA;
•	Enhancement in Pine Cove operational reporting — strengthening of the Pine Cove metallurgical team and implementation of sampling and reporting protocols which provided the new information that gave rise to the inventory measurement period adjustment described above and underpin the strengthened internal control environment over inventory measurement and metal accounting.

•	Financial and reporting integration — alignment of Maritime’s accounting policies with the Company’s IFRS accounting framework; integration into the Company’s consolidated financial statement close cycle; integration of Maritime’s historical controls into the Company’s internal control over financial reporting; and integration of treasury, cash management and tax compliance processes.

•	ESG and governance integration — alignment of health and safety, environmental and community engagement policies across the combined portfolio; and

•	Commercial integration — scoping of the planned upgrade and expansion of Pine Cove to 1,400 tpd under the Phase I EPCM contract executed in early 2026.

Royalty Arrangement

The royalty deed assumed on the Maritime acquisition, which requires the Company to pay holders of the 21,070,000 royalty units an amount equal to 10% of Net Cash Flow from Green Bay (capped at $3,160,500), commences on the first anniversary of the declaration of Commercial Production at Hammerdown. The Company had not declared Commercial Production as at March 31, 2026. Accordingly, no royalty payments were made or payable during Q1 2026.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Results of Operations

The following discussion of results of operations should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 and the related notes thereto.

Comparability of Results

Comparisons between the current and prior periods are affected by several significant factors. The acquisition of Maritime, which closed on November 13, 2025, resulted in the consolidation of Maritime’s financial results from the acquisition date onward. The three months ended March 31, 2026 represent the first full quarter of Maritime’s mining and processing operations at Hammerdown and Pine Cove, while the comparative three months ended March 31, 2025 predate the acquisition and do not include any contribution from Maritime, including revenue, cost of sales, or the associated segment assets and liabilities. Accordingly, the results for the three months ended March 31, 2026 are not directly comparable to the three months ended March 31, 2025.

Certain comparative figures on the condensed consolidated interim statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the current year presentation.

	Three months ended
	March 31, 2026	March 31, 2025
Revenue	$9,887,829	$—
Cost of sales	8,451,600	—
Income from mine operations	1,436,229	—
Exploration and evaluation expenditures	12,554,884	5,730,376
General and administrative expenses	5,093,962	3,825,717
Share-based compensation	1,778,913	(152,554)
Income (loss) from operations	(17,991,530)	9,403,539
Other income	(651,313)	(466,089)
Loss before income and mining taxes	(18,642,843)	(8,937,450)
Income and mining tax expenses - deferred	(466,213)	—
Net loss and comprehensive loss	(19,109,056)	(8,937,450)
Loss per share — basic and diluted	(0.08)	(0.04)

Revenue

Revenue of $9,887,829 was recognized for the three months ended March 31, 2026, comprising gold revenue of $9,861,490 and silver revenue of $26,339. Gold doré bars produced at Pine Cove from Hammerdown mineralized material are shipped to the Royal Canadian Mint, where they are refined into gold bullion, with the resulting refined gold bullion (and associated silver by-product) sold by the Company to its customer. Revenue is recognized under IFRS 15, Revenue from Contracts with Customers, at the point in time when control of the refined gold and silver passes to the customer. No revenue was recognized in the prior comparable period, as Maritime had not yet been acquired.

A deferred revenue of $1,816,241 was recognized at March 31, 2026 (December 31, 2025 - $nil), representing customer prepayments received in respect of refined gold that had not been delivered as at the period-end date.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Cost of Sales

Cost of sales for the three months ended March 31, 2026 was $8,451,600, comprising operating expenses of $8,399,966 and selling expenses of $51,634. Operating expenses were composed of contractor costs ($8,041,495), salaries and employee benefits ($1,981,822), raw materials and consumables ($1,740,432), site administration ($993,177), repairs and maintenance ($258,757) and depreciation ($101,661), aggregating to $13,117,344, less a $4,717,378 credit reflecting the change in inventories during the period as production-related costs were capitalized into stockpile, work-in-process and finished-goods inventories during the operational ramp-up. No cost of sales was incurred in the prior comparable period.

Income from Mine Operations

Income from mine operations was $1,436,229 for the three months ended March 31, 2026. The positive contribution reflects the early ramp-up of mining at the Hammerdown deposit and milling at Pine Cove during the first full quarter of consolidated operations, together with the impact of the build-up of inventories during the period, partially offset by ramp-up-stage operating costs. The Company expects to achieve more representative steady-state mine-level margins as production stabilizes following the targeted declaration of commercial production in the second half of 2026.

Exploration and Evaluation Expenditures

Exploration and evaluation (“E&E”) expenditures during the three months ended March 31, 2026 were $12,554,884, an increase of $6,824,508 (or 119%) compared to $5,730,376 in the three months ended March 31, 2025. The increase reflects the ramp-up of the 2026 Queensway drill program in contrast to the comparatively slower drilling pace in the first quarter of 2025. The principal components of Q1 2026 E&E expenditures were drilling ($4,012,279), personnel, consulting and overheads ($3,106,814), assaying and metallurgical testing ($1,982,598), technical studies and resource evaluation ($1,918,962), geological and geophysical studies ($1,310,168), property holding and other costs ($534,422), environmental, permitting and reclamation (recovery of $313,369) and trenching ($3,010). The Queensway Project accounted for $12,259,482 (98%) of total Q1 2026 E&E expenditures, with the balance of $295,402 incurred on Maritime-acquired exploration assets. Cumulative exploration expense as at March 31, 2026 was $322,358,680.

General and Administrative Expenses

General and administrative (“G&A”) expenses for the three months ended March 31, 2026 were $5,093,962, compared to $3,825,717 for the three months ended March 31, 2025, an increase of $1,268,245. The increase was primarily driven by:

•	An increase of $918,773 in salaries and benefits reflecting the strengthened management and corporate team appointed during 2025 and the broader corporate footprint following the Maritime acquisition.

•	An increase of $552,922 in office and other expenses reflecting the larger operating footprint, expanded governance and compliance activities, and incremental insurance and IT costs supporting a multi-asset organization.

•	An increase of $26,530 in depreciation, substantially in line with the prior comparable period.

These increases were partially offset by a decrease of $229,980 in professional fees reflecting lower legal and advisory activity in Q1 2026 as compared to Q1 2025, which had included higher legal and advisory engagement related to corporate matters. In addition, Q1 2025 G&A was elevated $1,455,840 of non-recurring compensation paid to former officers during the management transition completed in that quarter.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Share-Based Compensation

Share-based compensation expense for the three months ended March 31, 2026 was $1,778,913, compared to a recovery of $152,554 for the three months ended March 31, 2025. The Q1 2026 expense reflects ongoing vesting of stock options and restricted share units (“RSUs”) granted during 2025 to the reconstituted Board, management team and consultants. The Q1 2025 net recovery primarily reflected forfeitures of previously granted awards. Share-based compensation is non-cash in nature and is recognized over the vesting period of the respective awards in accordance with IFRS 2, Share-based Payments.

Other Income and Expenses

Other income and expenses, net, was an expense of $651,313 for the three months ended March 31, 2026, compared to net other income of $466,089 for the three months ended March 31, 2025. The principal movements were:

•	Settlement of flow-through share premium of $2,611,104 (Q1 2025 - $nil), reflecting the pro-rated de-recognition of flow-through share premium liability as qualifying Canadian Exploration Expenses (“CEE”) were incurred during the quarter pursuant to the Company’s June 2025 flow-through financings. The flow-through share premium liability was reduced from $8,677,099 at December 31, 2025 to $6,065,995 at March 31, 2026.

•	Losses on investments of $3,373,587 (Q1 2025 - gain of $213,983), substantially comprising unrealized fair-value losses on the Company’s equity investments in Kirkland Lake Discoveries Corp. (fair value declined from $8,583,750 at December 31, 2025 to $5,293,311 at March 31, 2026) and, to a lesser extent, Exploits Discovery Corp. (fair value declined from $311,809 to $228,661).

•	Interest income of $345,789 (Q1 2025 - $271,744), reflecting interest earned on cash balances. The increase from prior year reflects higher average cash balances during Q1 2026 following the completion of the 2025 equity financings, partially offset by lower interest income from the secured notes that were disposed of in 2025.

•	Interest, accretion and financing expenses of $102,454 (Q1 2025 - $5,216), reflecting accretion on the reclamation and closure cost provisions and interest on lease and loan obligations.

•	Part XII.6 tax of $109,333 (Q1 2025 - $nil), in respect of unspent flow-through proceeds under the Look-Back Rule in accordance with the Income Tax Act of Canada.

Income Taxes

A deferred income and mining tax expense of $466,213 was recognized for the three months ended March 31, 2026 (Q1 2025: $nil), principally reflecting deferred mining tax expense arising from mining tax depreciation of acquired property, plant and equipment exceeding book depreciation, together with the deferred tax effect of the reduction in non-capital losses during the quarter.

Net Loss

Net loss and comprehensive loss for the three months ended March 31, 2026 was $19,109,056, or $0.08 per common share (basic and diluted), compared to a net loss of $8,937,450, or $0.04 per common share, for the three months ended March 31, 2025. The increase in net loss of $10,171,606 was driven primarily by the higher E&E expenditures associated with the 2026 Queensway drill program, increased G&A expenses and higher share-based compensation, partially offset by the $1,436,229 income from mine operations and the $2,611,104 settlement of flow-through share premium which reduced other expenses.

Financial Position Review

Cash and Cash Equivalents

Cash and cash equivalents decreased by $20,923,497, from $58,838,699 at December 31, 2025 to $37,915,202 at March 31, 2026. The decrease primarily reflects cash used in operating activities — including the ramp-up of the 2026 Queensway drill program, general and administrative expenses and working capital movements — together with capital expenditures at Hammerdown and Pine Cove, partially offset by limited cash inflows from stock option and warrant exercises during the quarter. Refer to Liquidity and Capital Resources for a detailed cash flow analysis.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Inventories

Inventories increased by $5,137,829, from $4,722,848 (as adjusted) at December 31, 2025 to $9,860,678 at March 31, 2026, reflecting the build-up of operating inventories during the first full quarter of consolidated operations at Hammerdown and Pine Cove. The increase comprised of work-in-process ($1,366,911, to $1,503,255), finished goods ($1,120,998, to $2,303,156), supplies and consumables ($630,390, to $1,050,854) and stockpiled mineralized material ($1,604,549, to $5,003,413). The Company expects inventories to fluctuate during the period depending on the timing of gold production, final outturn and sale of gold.

Investments

Investments decreased by $3,373,587, from $8,895,559 at December 31, 2025 to $5,521,972 at March 31, 2026, entirely attributable to unrealized fair-value losses on the Company’s equity investments in Kirkland Lake Discoveries Corp. ($3,290,439) and Exploits Discovery Corp. ($83,148). The Company did not dispose of any investments during the quarter and has no intention of doing so in the near term.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) increased by $4,549,441, from $250,544,133 at December 31, 2025 to $255,093,574 at March 31, 2026. The increase primarily reflects capital additions at the Hammerdown deposit and Pine Cove Mill (segment capital expenditures of $4,816,942 during Q1 2026) and at the Queensway Project (segment capital expenditures of $519,873), partially offset by depreciation expense of $321,581 (allocated $101,661 to cost of sales and $219,920 to general and administrative expenses) and other movements. The Maritime mineral interest, included within PP&E, continues to reflect the preliminary fair value assigned in the November 13, 2025 acquisition and remains subject to refinement during the IFRS 3 measurement period.

Exploration and Evaluation Assets

Exploration and Evaluation Assets(“E&E”) assets increased marginally by $22,539, from $77,664,022 at December 31, 2025 to $77,686,561 at March 31, 2026, comprising claim staking, option payments and license renewal costs of $6,074 at Queensway and an additional $16,465 of legal fees related to the Exploits claims acquired in 2025. Cumulative E&E asset balances at March 31, 2026 were $47,601,261 at Queensway and $30,085,300 at the Maritime-acquired properties.

Other Asset Items

•	Receivables increased by $1,047,201, from $4,325,473 at December 31, 2025 to $5,372,674 at March 31, 2026, primarily reflecting higher sales tax receivables on increased exploration and capital expenditure activity during the quarter.

•	Prepayments and deposits decreased by $905,314, from $3,353,473 at December 31, 2025 to $2,448,159 at March 31, 2026, primarily reflecting the amortization of insurance and similar prepaid balances, partially offset by new prepayments made during the quarter.

Liabilities

•	Accounts payable and accrued liabilities were substantially unchanged, increasing modestly by $156,939 to $12,496,463 at March 31, 2026 (December 31, 2025 - $12,339,524), with a decrease in accounts payable of $2,609,378 offset by an increase in accrued liabilities of $2,766,317 (including related party balances).

•	Deferred revenue of $1,816,241 was recognized at March 31, 2026 (December 31, 2025 - $nil), representing customer prepayments received in respect of refined gold that had not been delivered as at the period-end date.

•	Flow-through share premium liability decreased by $2,611,104, from $8,677,099 at December 31, 2025 to $6,065,995 at March 31, 2026, as Qualifying CEE were incurred during the quarter and the related premium was recognized as other income. The remaining flow-through share premium liability requires the Company to incur the balance of qualifying CEE no later than December 31, 2026 in respect of the June 2025 flow-through financings.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•	Loans payable (current and non-current portions combined) increased by $552,213 to $1,155,907 at March 31, 2026 (December 31, 2025 - $603,694), reflecting the $427,480 repayable contribution received from Atlantic Canada Opportunities Agency (“ACOA”) (see discussion under “Commitments and Contingencies”), and movements in vehicle financing assumed in the Maritime acquisition.

•	Reclamation and closure cost provisions decreased by $650,570, to $10,219,498 at March 31, 2026 (December 31, 2025 - $10,870,068), reflecting a change in estimate of $722,897 and costs incurred of $17,684 relating to the Queensway provision, partially offset by accretion costs of $90,011 during the quarter applied to the Hammerdown, Pine Cove and Queensway provisions.

•	Deferred income tax liabilities increased by $466,213 to $82,959,159 at March 31, 2026 (December 31, 2025 - $82,492,946, as adjusted) reflecting a decrease in non-capital losses and higher mining tax depreciation recognized during the quarter.

Shareholders’ Equity

Shareholders' equity decreased by $14,078,017, from $419,618,981 at December 31, 2025 to $405,540,964 at March 31, 2026, principally reflecting the net loss for the quarter of $19,109,056, partially offset by share-based compensation expense of $1,714,984 and net share capital activity arising from stock option and warrant exercises, the settlement of restricted share units and other transactions during the quarter. Components of shareholders’ equity at March 31, 2026 were as follows:

•	Share capital of $712,509,551 (December 31, 2025 - $703,264,118), an increase of $9,245,433, reflecting common shares issued during the quarter on the exercise of stock options and warrants and the settlement of restricted share units, together with related transfers from reserves and warrants on the exercise of share-based instruments.

•	Reserves of $41,222,181 (December 31, 2025 - $42,820,506), a decrease of $1,598,325, reflecting movements in the share-based payment reserve from option exercises and RSU settlements, partially offset by share-based compensation recognized during the quarter.

•	Warrants of $27,733,614 (December 31, 2025 - $30,349,683), a decrease of $2,616,069, reflecting warrant exercises during the quarter and the resulting transfer to share capital.

•	Accumulated deficit of $375,924,382 (December 31, 2025 - $356,815,326), an increase of $19,109,056 representing the Q1 2026 net loss.

Liquidity and Capital Resources

As at March 31, 2026, the Company had cash and cash equivalents of $37,915,202, working capital surplus of $39,994,208 (current assets of $61,118,685 less current liabilities of $21,124,477), total assets of $521,207,491 and total shareholders' equity of $405,540,964 (December 31, 2025 - cash and cash equivalents of $58,838,699, working capital surplus of $58,464,597, total assets of $535,497,022 and total shareholders' equity of $419,618,981). The working capital surplus at March 31, 2026 declined by $18,470,389 compared to the prior year-end, principally reflecting cash deployed during Q1 2026 on exploration, mine ramp-up, capital expenditures and corporate activities, partially offset by working capital build-up in the form of inventories at Hammerdown and Pine Cove.

The Company manages its cash balances conservatively, holding funds primarily in high-quality financial institutions in Canada. Working capital fluctuations during Q1 2026 were primarily driven by exploration expenditures at the Queensway Gold Project, the operational ramp-up at Hammerdown / Pine Cove, and capital additions across both segments.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Cash Flow Summary

	Three months ended
	March 31, 2026	March 31, 2025
Cash used in operating activities	$(18,577,214)	$(9,690,051)
Cash used in investing activities	(6,182,636)	(434,363)
Cash generated from financing activities	3,837,412	175,008
Net decrease in cash	$(20,923,497)	$(9,949,882)

Net cash used in operating activities for the three months ended March 31, 2026 was $18,577,214, compared to $9,690,051 for the three months ended March 31, 2025, an increase of $8,887,163. The increase in operating cash outflow was primarily driven by: (i) the continued ramp-up of the 2026 Queensway drill program, which materially increased exploration and evaluation cash expenditures during Q1 2026; (ii) higher general and administrative cash costs associated with the Company's expanded multi-asset corporate footprint following the November 13, 2025 Maritime acquisition; and (iii) working capital movements, principally the build-up of operating inventories at Hammerdown and Pine Cove ($5,137,829 increase) during the first full quarter of consolidated operations. These were partially offset by: (i) cash receipts from the sale of refined gold during the quarter ($9,887,829 of gold and silver revenue recognized); and (ii) customer prepayments giving rise to a $1,816,241 deferred revenue balance at March 31, 2026.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026 was $6,182,636, compared to $434,363 for the three months ended March 31, 2025. The principal components of Q1 2026 investing cash outflows were: (i) purchases of property, plant and equipment of $5,787,511, primarily related to capital additions at Hammerdown and Pine Cove and at Queensway; (ii) additional financial assurance placed into Guaranteed Investment Certificates relating to Maritime’s reclamation and closure cost obligations of $372,586; and (iii) expenditures on claim staking, license renewals and exploration and evaluation asset acquisitions of $22,539.

Financing Activities

Net cash from financing activities for the three months ended March 31, 2026 was $3,837,412, compared to $175,008 for the three months ended March 31, 2025. Q1 2026 financing inflows comprised of: (i) exercise of 1,460,714 stock options at a weighted average exercise price of $1.43 per share with proceeds of $2,064,180; (ii) exercise of 1,191,170 share purchase warrants at a weighted average exercise price of $1.07 per share with net proceeds of $1,251,875; and (iii) $595,266 received under a contribution agreement with the Atlantic Canada Opportunities Agency ("ACOA") supporting eligible project activities (see discussion under “Commitments and Contingencies”); partially offset by repayment of loans of $24,909 and lease and interest payments of $49,000 during Q1 2026.

Q1 2025 financing inflows comprised stock option exercise proceeds of $201,875, partially offset by lease principal and interest payments of $26,867.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Capital Requirements and Outlook

The Company's near-term capital requirements include: (i) the continued ramp-up of Hammerdown to commercial production targeted for the second half of 2026; (ii) the 2026 Queensway exploration program and remaining Qualifying Canadian Exploration Expense ("Qualifying CEE") commitments of $21,047,166 by December 31, 2026; (iii) advancement of Queensway Phase I development, including the WSP EPCM contract, environmental assessment, and the planned Pine Cove upgrade and expansion; (iv) corporate G&A; and (v) debt service on the Credit Facility.

$220M Finance Package. Subsequent to the end of the quarter, the Company closed the Finance Package consisting of (i) a $115M bought deal equity financing of common shares at $2.96 per share, co-led by BMO Capital Markets and SCP Resource Finance LP, with lead orders from EdgePoint and cornerstone investor Eric Sprott, and (ii) a $105M senior secured credit facility with EdgePoint, comprising a $70M Tranche 1 funded on delivery of the security package and a $35M Tranche 2 available at the Company's discretion within 12 months of closing, for total gross proceeds of $220M. The Credit Facility bears interest at a fixed rate of 8.75% per annum payable quarterly in arrears, has a three-year term and is subject to a 2% original issue discount and a 1% establishment fee per tranche.

Following the closing of the Finance Package and together with anticipated cash flow from Hammerdown operations as production scales, the Company believes it has sufficient liquidity to advance Queensway Phase I through engineering, procurement and early construction activities, to ramp up Hammerdown to commercial production, to satisfy the residual Qualifying CEE commitment, and to maintain general corporate and working capital flexibility. The Company may, from time to time, evaluate additional financing alternatives — including further equity issuances, debt facilities, project-level financing or other arrangements — to optimize its capital structure and to fund the development pathway beyond Queensway Phase I, subject to market conditions and regulatory approvals. There is no assurance that any such additional financing will be available on acceptable terms, or at all.

Capital Management

The Company's objectives in managing capital are to ensure sufficient liquidity to support planned activities, maintain financial flexibility, and minimize undue shareholder dilution while advancing its portfolio of gold assets. Management monitors capital resources on an ongoing basis and adjusts exploration, development and operational plans as necessary to align with available funding. There were no externally imposed capital requirements to which the Company was subject during the three months ended March 31, 2026.

Commitments and Contingencies

Contractual obligations recognized in the condensed consolidated interim statements of financial position as at March 31, 2026 are shown below. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$12,496,463	$–	$–	$–	$12,496,463
Lease liabilities	314,815	220,228	96,430	174,424	805,897
Loans payable	198,683	516,423	516,423	146,019	1,377,548
Reclamation and closure cost provisions	–	928,038	990,229	13,780,785	15,699,052
	$13,009,961	$1,664,689	$1,603,082	$14,101,228	$30,378,960

Mineral Property Commitments

The Company's mineral property commitments at March 31, 2026 were substantially consistent with those described in the 2025 Annual MD&A:

•	Queensway royalty obligations include net smelter return ("NSR") royalties ranging from 0.4% to 3.00%, with buy-back provisions totaling $4,250,000 that, if exercised, would reduce NSRs to 0.5%–1.5%. The Exploits claims acquired in 2025 carry a 1.0% NSR with a right to repurchase 0.5% for $750,000 within three years.

•	Kingsway Project carries a 1.0% NSR and a $1 per ounce Resource Payment at commencement of commercial production, together with an advance royalty of $50,000 per year. The advance royalty commitment commenced on March 3, 2026 and the Company recognized its first annual payment obligation during the quarter under accounts payable and accrued liabilities; subsequent annual payments are payable on each anniversary thereafter.

•	Green Bay, Sprucy Pond and Inomin properties are subject to various NSRs with buy-back provisions, all assumed in connection with the Maritime acquisition.

•	VOA Option Agreement — entered into on November 2, 2022 to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland and Labrador. Remaining option payments consist of $600,000 cash plus 129,224 common shares on or before November 2026, and $800,000 cash plus 119,284 common shares on or before November 2027.

•	Exploits claims purchase agreement — additional consideration of up to 725,543 common shares may become payable depending on the outcome of a court case relating to the underlying claims.

No new material mineral property acquisitions or option agreements were entered into during Q1 2026 that materially altered the Company's mineral property commitment profile.

Flow-Through Expenditure Commitments

In connection with the June 2025 flow-through share financings, the Company is required to incur Qualifying CEEs by December 31, 2026 to satisfy its renunciation obligations to subscribers of the flow-through shares. During Q1 2026, the Company incurred $9,080,739 in Qualifying CEE (Q1 2025: $nil) and amortized $2,611,104 of the flow-through share premium liability as other income. As at March 31, 2026, the Company is required to incur an additional $21,047,166 of Qualifying CEE by December 31, 2026 to fully satisfy the remaining flow-through expenditure commitment, compared to $30,106,905 outstanding at December 31, 2025. The Company expects to satisfy the residual Qualifying CEE commitment through the continued execution of its 2026 Queensway exploration program.

ACOA Repayable Contribution

On March 24, 2026, the Company received the first drawdown of $595,266 under a repayable contribution agreement with the Atlantic Canada Opportunities Agency (“ACOA”) under the REGI – Business Scale-Up and Productivity program (Project No. 226929) (the "ACOA Contribution Agreement"), which provides for a non-interest-bearing, unsecured repayable contribution of up to $975,000 in respect of eligible project costs relating to the upgrade of Pine Cove. The contribution is repayable in 60 equal monthly principal instalments commencing July 1, 2026.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

On initial recognition, the loan component was measured at a fair value of $427,480 and is included within loans payable with $49,995 classified as current and $377,485 as non-current. At initial recognition, the loan was calculated as the present value of the contractual cash flows discounted at an estimated market rate of interest of 12.50% per annum. The benefit of the below-market interest rate, totaling $167,786, was accounted for as a government grant deducted from the carrying amount of the Pine Cove Mill within property, plant and equipment.

Contingencies

In connection with the Maritime acquisition, the Company assumed obligations under a royalty deed relating to the Green Bay block within the Hammerdown Property. Under the terms of the royalty deed, the Company is required to pay holders of 21,070,000 royalty units an amount equal to 10% of Net Cash Flow from Green Bay, commencing on the first anniversary of the date of commencement of Commercial Production. Total payments under the royalty deed are capped at $3,160,500, and royalty payments may be made, at the Company's option, in cash, physical gold, or a combination thereof.

As at March 31, 2026, the Company had not declared Commercial Production, and accordingly no Royalty Payments were made or payable during Q1 2026. The obligation to make Royalty Payments remains contingent on the future commencement of Commercial Production and the realization of positive net cash flow, both of which are subject to operational, regulatory and market uncertainties.

Assessment of Commitments and Contingencies

Management monitors the Company's commitments and contingencies on an ongoing basis. Following the closing of the Finance Package on April 27, 2026, and together with expected cash flow from Hammerdown operations as production scales, the Company believes that its existing cash, working capital and available credit can meet the Company's commitments and contingent obligations as they come due. Actual outcomes may differ from management's assessment due to changes in circumstances, regulatory requirements, or other factors beyond the Company's control.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Summary of Quarterly Results

The following discussion summarizes selected quarterly financial information for New Found Gold for the eight most recently completed fiscal quarters. This information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS.

Amounts in $000’s except per share amounts	Q1 2026	Q4 2025 (1)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Revenue	$9,888	$5,807	$—	$—	$—	$—	$—	$—
Cost of sales	(8,452)	(4,618)	—	—	—	—	—	—
Exploration and evaluation expenses	(12,555)	(13,586)	(13,424)	(8,640)	(5,730)	(15,413)	(12,861)	(10,128)
General and administrative expenses	(5,094)	(3,040)	(3,081)	(1,710)	(3,826)	(1,354)	(1,676)	(2,033)
Share-based compensation	(1,779)	(4,160)	(766)	(1,511)	153	(74)	(189)	(75)
Transaction costs	—	(4,788)	—	—	—	—	—	—
Other income (expenses)	(651)	9,933	4,326	1,299	466	3,433	3,142	142
Income and mining tax recoveries - deferred	(466)	(154)	—	—	—	—	—	—
Net loss and comprehensive loss	(19,109)	(14,606)	(12,945)	(10,562)	(8,937)	(13,408)	(11,584)	(12,094)
Loss per share – basic and diluted	(0.08)	(0.05)	(0.06)	(0.05)	(0.04)	(0.07)	(0.06)	(0.06)
Total assets	521,207	535,497	119,946	113,133	61,720	74,019	89,672	79,522
Cash and cash equivalents	37,915	58,839	71,136	66,420	12,368	22,318	39,108	52,227

(1)	Q4 2025 cost of sales decreased by $1.1M and income and mining tax recoveries decreased by $0.5M as a result of the measurement period adjustments relating to the fair value of inventories from the Maritime acquisition purchase price allocation. Refer to Note 4 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 for the full revised purchase price allocation.

The Company's quarterly results are primarily driven by the timing and scale of exploration and development activities at Queensway, the operational ramp-up of mining and milling activities at Hammerdown and Pine Cove following the November 13, 2025 Maritime acquisition, the level of general and administrative activity supporting a multi-asset organization, and transaction-related costs and other income items including the settlement of flow-through share premium liabilities, gains and losses on the Company's equity investments, interest income on cash balances and foreign exchange movements. Quarterly net losses fluctuate based on the level and timing of activities undertaken during each period.

Q1 2026 Compared to Recent Quarters

Q1 2026 represented the first full quarter of consolidated operations at Hammerdown and Pine Cove following the Maritime acquisition. Selected observations from quarterly financial information are as follows:

•	Revenue and cost of sales. Revenue of $9.9M was recognized for Q1 2026, compared to $5.8M in Q4 2025 (representing approximately seven weeks of activity from the November 13, 2025 Maritime acquisition through December 31, 2025) and $nil in each of Q1 through Q3 2025. Cost of sales of $8.5M in Q1 2026 (Q4 2025 — $4.6M) reflects the operational ramp-up at Hammerdown and the impact of inventory build-up during the period. The Company recognized income from mine operations of $1.4M in Q1 2026, compared to $1.2M in Q4 2025, which includes the effect of the unwinding of the fair value adjustment on inventories from the Maritime acquisition of $1.0M.

•	Exploration and evaluation expenditures. E&E expenditures of $12.6M in Q1 2026 reflect the active 2026 Queensway drill program (commenced in January 2026). E&E expenditure levels vary from quarter to quarter reflecting different program intensities during each period.

•	General and administrative expenses. G&A of $5.1M in Q1 2026 was higher than each of the prior three quarters (Q4 2025 — $3.0M; Q3 2025 — $3.1M; Q2 2025 — $1.7M), reflecting the strengthened management team appointed during 2025, the broader corporate footprint following the Maritime acquisition, and dual-listing-related compliance and audit activity. Q1 2025 G&A of $3.8M included approximately $1.5M of non-recurring compensation paid to former officers relating to the management transition that occurred during that quarter.

•	Share-based compensation (“SBC”). SBC of $1.8M in Q1 2026 reflects ongoing vesting of the stock options and RSUs granted to the reconstituted Board, management team and consultants during 2025. The Q4 2025 expense of $4.2M was elevated by new grants made during that quarter following the Maritime acquisition. The Q1 2025 net recovery of $0.2M primarily reflects forfeitures of previously granted awards in connection with the 2025 management transition.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•	Transaction costs. Q4 2025 transaction costs of $4.8M related primarily to legal, advisory, valuation and accounting fees incurred in connection with the Maritime acquisition. No transaction costs were incurred in Q1 2026 or in the other comparative quarters presented.

•	Other income (expenses). Q1 2026 net other expenses of $0.7M reflect the $2.6M settlement of flow-through share premium offset by $3.4M of unrealized fair-value losses on the Company's equity investments in Kirkland Lake Discoveries Corp. and Exploits Discovery Corp., together with interest income, accretion and other items. Q4 2025 net other income of $9.9M was elevated by larger flow-through share premium settlements and gains on investment fair-value movements during that quarter.

•	Net loss and loss per share. Q1 2026 net loss of $19.1M ($0.08 per share, basic and diluted) was the largest quarterly net loss in the eight-quarter period, reflecting elevated G&A and SBC and the unrealized investment losses, partially offset by income from mine operations.

•	Balance sheet items. Total assets increased from $119.9M at the end of Q3 2025 to $535.5M at the end of Q4 2025, reflecting the November 13, 2025 Maritime acquisition (which added approximately $411.0M of total assets as revised based on measurement period adjustments to the preliminary purchase price allocations). Total assets at March 31, 2026 of $521.2M reflect quarterly cash deployment, partially offset by inventory build-up and capital additions. Cash and cash equivalents declined from $58.8M at December 31, 2025 to $37.9M at March 31, 2026. Cash was strengthened post-quarter on April 27, 2026 following the closing of the $220.0M Finance Package.

Comparability Considerations

Quarter-to-quarter and year-over-year comparisons across the eight-quarter period are affected by several significant factors that are non-recurring or that have changed materially over the period, including:

•	The November 13, 2025 Maritime acquisition, which transformed the Company from a single-project explorer into a multi-asset emerging gold producer. Quarters prior to Q4 2025 do not include any Maritime contribution; Q4 2025 includes approximately seven weeks of Maritime activity; Q1 2026 represents the first full quarter of consolidated operations.

•	The discretionary nature of exploration expenditures, which is influenced by drill program planning, weather, contractor availability and prioritization between resource definition, infill, exploration and grade control activities.

•	The timing of equity financings, flow-through expenditures, and the settlement of related flow-through share premium liabilities, which affect both the cash position and the timing of recognition of related premium amounts in other income.

•	Transaction-related costs and management transition expenses that materially affected Q4 2025 (Maritime acquisition advisory and other costs of $4.8M) and Q1–Q2 2025 (management transition-related costs).

•	Mining and milling activity at Hammerdown and Pine Cove, which commenced for the Company in Q4 2025 and is in an early ramp-up phase.

Accordingly, management cautions readers that period-to-period fluctuations may not be indicative of underlying trends or future performance.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Outstanding Share Data

As at March 31, 2026, New Found Gold had 345,212,549 common shares issued and outstanding (December 31, 2025 – 342,329,665). The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "NFG" and on the NYSE American under the symbol "NFGC."

Share Capital Movements

During the three months ended March 31, 2026, 2,882,884 common shares were issued, comprising:

•	1,460,714 common shares issued on the exercise of 1,460,714 stock options at a weighted average exercise price of $1.43 per share, for cash proceeds of $2,064,180 (with corresponding transfers of $2,398,642 from reserves to share capital);

•	1,191,170 common shares issued on the exercise of 1,191,170 share purchase warrants at a weighted average exercise price of $1.07 per share, for cash proceeds of $1,251,875 (with corresponding transfers of $2,616,069 from warrants to share capital); and

•	231,000 common shares issued on the settlement of 266,666 equity-settled restricted share units ("RSUs"), with corresponding transfers of $914,667 from reserves to share capital.

Stock Options

As at March 31, 2026, the Company had 6,203,286 stock options outstanding (December 31, 2025 – 7,631,500) with exercise prices ranging from $1.00 to $8.98 and a weighted average exercise price of $2.52. Of these, 3,701,342 options were exercisable at a weighted average exercise price of $2.72. Stock options are granted under the Company's Option Plan, which permits the grant of options up to a maximum of 10% of the issued and outstanding common shares, subject to regulatory and shareholder approval.

During the three months ended March 31, 2026, 147,500 stock options were granted at a weighted average exercise price of $3.77 per option, 1,460,714 options were exercised at a weighted average price of $1.43, and 115,000 options were cancelled at a weighted average exercise price of $4.93.

Restricted Share Units

As at March 31, 2026, 2,127,682 equity-settled RSUs were outstanding (December 31, 2025 – 2,394,348).

Warrants

As at March 31, 2026, the Company had 13,760,865 warrants outstanding (December 31, 2025 – 14,952,035). Warrants outstanding relate to replacement warrants issued in connection with the Maritime acquisition, whereby each outstanding Maritime warrant became exercisable for New Found Gold common shares adjusted per the 0.75 Exchange Ratio. A total of 1,191,170 replacement warrants were exercised for gross proceeds of $1,251,875 during the three months ended March 31, 2026.

Fully Diluted Share Capital

Assuming the exercise of all outstanding stock options, equity-settled RSUs, and warrants, the Company would have 367,304,382 common shares outstanding on a fully diluted basis as at March 31, 2026.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Subsequent Changes

Subsequent to March 31, 2026, 38,870,000 common shares were issued relating to the bought deal equity financing component of the Finance Package which closed on April 27, 2026. In addition, 81,000 stock options expired unexercised.

The table below summarizes the Company’s outstanding equity instruments as at March 31, 2026 and May 12, 2026.

Instrument	March 31, 2026	May 12, 2026
Common shares outstanding	345,212,549	384,082,549
Stock options	6,203,286	6,122,286
RSUs (equity-settled)	2,127,682	2,127,682
Warrants	13,760,865	13,760,865
Fully diluted shares	367,304,382	406,093,382

Related Party Transactions

During the three months ended March 31, 2026, the Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. Other than compensation in the form of salaries, consulting or directors’ fees, bonuses, share based payments (options, RSUs), termination benefits, and other fees paid to related parties, all as disclosed below, there were no other material transactions with this group of individuals.

A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended
	March 31, 2026	March 31, 2025
PJH Consulting, LLC (1)	$20,687	$21,575
Notz Capital Corp. (2)	—	46,921

(1)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors. These charges were included in general and administrative expenses.
(2)	Notz Capital Corp. is a related entity of Collin Kettell, former CEO and Executive Chairman of the Company. These charges were charged to general and administrative expenses.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

The remuneration of the Company’s directors and other key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

Three months ended March 31, 2026

	Salaries and Consulting		Share-based Compensation	Bonus	Total
Keith Boyle, Chief Executive Officer	$130,000		$209,054	$540,000	$879,054
Hashim Ahmed, Chief Financial Officer	91,875		141,958	86,783	320,616
Robert Assabgui, Chief Operating Officer	91,875		123,026	80,584	295,485
Vijay Mehta, Former Director	–		63,929	–	63,929
Melissa Render, President	94,500	(1)	25,237	307,800	427,537
Paul Huet, Director	41,269		110,349	–	151,618
William Hayden, Director	30,000		107,078	–	137,078
Chad Williams, Director	30,000		228,344	–	258,344
Tamara Brown, Director	22,500		167,811	–	190,311
Allen Palmiere, Director	30,000		122,035	–	152,035
Dr. Andrew Furey, Director	30,000		158,590	–	188,590
	$592,019		$1,457,411	$1,015,167	$3,064,597

(1)  Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statement of loss and comprehensive loss.

Three months ended March 31, 2025

	Salaries and Consulting		Share-based Compensation	Bonus	Total
Keith Boyle, Chief Executive Officer	$88,306		$-	$-	$88,306
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		-	1,031,760	1,070,160
Melissa Render, President	90,000	(3)	-	-	90,000
Michael Kanevsky, Chief Financial Officer	29,160		-	-	29,160
Greg Matheson, Former Chief Operating Officer	471,200	(1)	-	-	471,200
Ron Hampton, Former Chief Development Officer	562,529	(2)(3)	-	-	562,529
Paul Huet, Director	43,150		-	-	43,150
William Hayden, Director	18,000		-	-	18,000
Chad Williams, Director	6,000		-	-	6,000
Vijay Mehta, Director	18,000		-	-	18,000
	$1,364,745		$-	$1,031,760	$2,396,505

(1)  Includes termination benefit of $424,080 in accordance with the terms of their management agreement.

(2)  Includes termination benefit of $505,440 in accordance with the terms of their management agreement.

(3)  Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

At March 31, 2026, there was $432,259 (2025 - $3,989) payable to management and directors for accrued salaries and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Risks and Uncertainties

The Company's business, financial position, results of operations, and future prospects are subject to a number of risks and uncertainties. The following discussion supplements the risks described in the Company's latest Annual Information Form for the year ended December 31, 2025, which is available on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The risks described below are not exhaustive; additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair its operations.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in Note 25 to the Company’s consolidated financial statements for the year ended December 31, 2025. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three months ended March 31, 2026 except as noted below. At March 31, 2026, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. As at March 31, 2026, the Company had total liabilities of $115,666,527 and cash and cash equivalents of $37,915,202, with a working capital surplus of $39,994,208 (December 31, 2025: total liabilities of $115,878,041; cash of $58,838,699; working capital surplus of $58,464,597 as revised based on those measurement period adjustments recorded to the preliminary purchase price allocations). Subsequent to quarter-end, on April 27, 2026, the Company closed the bought deal financing component of the Finance Package for aggregate gross proceeds of $115.0M. The Company expects to complete the first drawdown under the Credit Facility, receiving $70.0M of Tranche 1 funding, before the end of May 2026. Together, these transactions materially strengthen the Company’s near-term liquidity relative to the position reported at March 31, 2026.

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in U.S. dollars. A 10% change in the Canadian dollar / U.S. dollar exchange rate at March 31, 2026 would change the Company's net loss by approximately $34,142 (December 31, 2025 - $144,145).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk was not significant in Q1 2026. Following the expected first drawdown of Tranche 1 under the Credit Facility for $70.0M, which the Company expects to occur before the end of May 2026, the Company will be exposed to fixed-rate interest expense at 8.75% per annum over a three-year term, which limits exposure to interest rate movements on this borrowing.

Commodity price risk

Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at March 31, 2026, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company's net loss or comprehensive loss. The Company is indirectly exposed to gold price movements through their effect on revenue from the sale of refined gold and on the value of the Company's mineral properties.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Equity price risk

Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. A 10% change in the market price of the Company's equity investments at March 31, 2026 would change the Company's net loss by approximately $552,197 (December 31, 2025 - $889,556).

There have been no changes in management’s methods for managing market risks since December 31, 2025.

Credit Facility

Subsequent to March 31, 2026, on April 27, 2026, the Company closed the $220.0M Finance Package, including the $105.0M Credit Facility. Under the Credit Facility, the Company and its subsidiaries have granted EdgePoint a first-lien security interest over all of their present and after-acquired real and personal property, and the Company's subsidiaries have guaranteed the obligations of the Company under the facility. The existence of such security interest may significantly restrict the Company's ability to obtain additional secured or unsecured financing in the future, as there may be limited, or no, unencumbered collateral available to offer to other lenders. The EdgePoint Credit Facility also contains customary representations, warranties, covenants and events of default. Failure to comply with these obligations could result in an event of default, in which case EdgePoint could elect to declare all principal amounts outstanding, together with accrued interest, immediately due and payable, and could proceed against the security pledged in support of such indebtedness. The Company may not have sufficient assets to repay any such accelerated indebtedness and could be forced into bankruptcy, receivership or liquidation, in which case secured lenders would generally be entitled to payment of their claims from the assets of the Company before any assets are made available for distribution to shareholders. Such an event would have a material adverse effect on the Company's operations and financial condition.

Going Concern

The Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 have been prepared on a going-concern basis. Note 1 of those financial statements identifies material uncertainties that cast substantial doubt as to the Company's ability to continue as a going concern, primarily reflecting the historical pattern of net losses, negative operating cash flow during the Hammerdown ramp-up phase, and the Company's reliance on external financing to fund exploration, development and corporate activities. While the closing of the $220.0M Finance Package materially mitigates near-term liquidity risk, the Company's ability to continue as a going concern remains dependent on its ability to develop profitable operations and continue to access adequate financing as required.

No Other Material Changes

Other than as described, the Company is not aware of any material changes to the risk factors disclosed in the 2025 Annual MD&A and the 2025 AIF. Risks that continue to apply in their entirety include — without limitation — commodity and currency risks; production, mining and operating risks (including the Company's dependency on a single producing operation at Hammerdown and Pine Cove, the early ramp-up phase, and the risk that production estimates may not be realized); exploration, development and acquisition risks (including the early-stage nature of Queensway and the integration of Maritime); mineral resource estimation risks; permitting, regulatory and title risks; environmental and reclamation risks; financing and capital requirements (including the Company's continued need for external financing during the development phase notwithstanding the Finance Package closing); key personnel and labour risks; insurance risks; climate change and weather risks; cybersecurity risks; community and stakeholder relations; share price volatility; competition; limited production history; negative cash flow from operating activities; dilution; and global economy and geopolitical risk. Limitations on the scope of the design of disclosure controls and procedures and internal controls over financial reporting in respect of the Maritime acquisition are addressed in "Internal Controls Over Financial Reporting and Disclosure Controls and Procedures". Readers should review the Risks and Uncertainties section of the 2025 Annual MD&A and the Risk Factors section of the 2025 AIF for a complete description of the risks applicable to the Company.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Critical IFRS Accounting Policies and Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. New Found Gold’s material accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 to the condensed consolidated interim financial statements for the three months ended March 31, 2026 and the audited consolidated financial statements for the year ended December 31, 2025.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2025 are disclosed in Note 4 to the 2025 audited consolidated financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosures included or incorporated by reference in this MD&A.

Non-IFRS Financial Measures

This MD&A includes references to certain financial measures, including AISC and cash costs, which are non-IFRS financial measures. These measures do not have standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other issuers.

Management believes that these non-IFRS measures provide additional information to investors and analysts in evaluating the potential economic performance of mining projects, particularly when used in conjunction with IFRS financial measures and technical disclosures. These measures are intended to supplement, and not replace, financial information prepared in accordance with IFRS.

Nature and Use of Non-IFRS Measures

References to AISC and cash costs in this MD&A are derived from technical studies, including the PEA for Queensway and Hammerdown and are therefore forward-looking, non-historical estimates. The Company’s mining operations at the Hammerdown Mine and Pine Cove have not reached commercial production. As such, AISC and cash costs are not measures of historical financial performance. These measures are used by management primarily for project evaluation, comparison of alternative development scenarios, and assessment of economic sensitivity, rather than for evaluating current operating performance.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Cash Costs

Cash costs are intended to reflect the estimated cost per ounce of gold produced, including mining, processing, site administration, and refining costs, but excluding depreciation, depletion, amortization, reclamation, sustaining capital, corporate general and administrative expenses, and financing costs.

Cash costs are a non-IFRS measure and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

All-In Sustaining Costs

AISC is a non-GAAP financial measure calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Company.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at the Project that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.

AISC is intended to provide a more comprehensive measure of the total cost of producing gold and typically includes cash costs, sustaining capital expenditures, sustaining exploration, reclamation and mine closure costs, and site-level general and administrative expenses.

AISC excludes growth capital, project development expenditures, and certain corporate-level costs. As a result, AISC may not reflect the full cost of advancing a project from exploration through development and should be interpreted in the context of the underlying technical assumptions.

EBITDA

EBITDA stands for Earnings Before Interest, tax, Depreciation, and Amortization. It is a non-GAAP financial metric used to measure a company's overall operating performance and profitability by stripping away certain expenses and non-cash charges. By adding back interest, taxes, depreciation, and amortization to a company's net income (loss), EBITDA provides a way to analyze its earnings before the impact of financing, accounting, and asset-related decisions.

Limitations and Cautionary Statements

The non-IFRS measures disclosed in this MD&A are based on estimates, assumptions, and methodologies used in technical studies prepared in accordance with NI 43-101. Actual costs, if and when commercial production occurs, may differ materially from the estimates presented due to changes in commodity prices, operating conditions, cost inflation, regulatory requirements, and other factors.

Investors are cautioned that AISC and cash costs presented in this MD&A are forward-looking information and are subject to the risks and uncertainties described in “Risks and Uncertainties.”

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Reconciliation to IFRS Measures

As the Company is not currently in commercial production, there is no directly comparable IFRS financial measure to which AISC or cash costs can be reconciled. Accordingly, quantitative reconciliations are not provided.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). DC&P are designed to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities legislation, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS as issued by the IASB.

In accordance with the requirements of NI 52-109, the Company's CEO and CFO, with the participation of management, have designed, or caused to be designed under their supervision, the Company's DC&P and ICFR.

In accordance with section 3.3 of NI 52-109, the Company's management has limited the scope of the design of DC&P and ICFR to exclude controls, policies and procedures of Maritime, which was acquired by the Company on November 13, 2025. Summary financial information relating to Maritime that has been consolidated in the Company's interim financial statements for the three months ended March 31, 2026 is as follows:

•	Revenue: $9,887,829
•	Net income: $601,188
•	Total assets: $421,288,193
•	Total liabilities: $109,184,844

The Company is in the process of integrating Maritime's controls, policies and procedures within the Company's overall DC&P and ICFR framework, and expects to complete this integration during the year ending December 31, 2026.

Other than the continued integration of Maritime's controls, policies and procedures referred to above, there were no changes in the Company's ICFR during the three months ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The Company's management, including the CEO and CFO, recognizes that any system of DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Inherent limitations on the effectiveness of any system of controls and procedures include the possibility of human error, lapses in judgment, the circumvention or override of controls by individuals, breakdowns in operation, and cost-benefit considerations applied in the design of any control system. Because of these inherent limitations, even effective DC&P and ICFR may not prevent or detect all misstatements or instances of fraud.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements.

These forward-looking statements include, among other things, statements relating to the Queensway Gold Project; mineralization on Queensway; the interpretation of the results and benefits of the drilling program; statements related to the Hammerdown Gold Project and planned activities on the project; future drilling and the related timing and expected benefits thereof; updated MREs and related timing; the completion of a pre-feasibility or feasibility study and related timing and costs; assay results; the interpretation of assay results; the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of Queensway and Hammerdown gold projects; production at Queensway and Hammerdown gold projects and related timing; submission of environmental assessment and related timing; the Company’s areas of focus; estimates related to the mineral resources; the Company’s future business plans; advancing Queensway as a district-scale exploration and development asset with long-term growth potential; progressing Hammerdown and Pine Cove toward commercial production; maintaining financial discipline and access to capital; applying disciplined and consistent technical, and governance standards across assets; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants and the potential impact of any tariffs, countervailing duties or other trade restrictions.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, these include, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of Queensway as described in the Queensway Technical Report; the geology of Hammerdown as described in the Hammerdown Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets and availability of equipment.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; any new acquisitions may not be completed as anticipated; the Company is subject to various risks associated with climate change; other factors discussed in the Company’s Annual Information Form filed under the Company’s Annual Information Form filed under the Company’s profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Management’s Discussion and Analysis

For the three months ended March 31, 2026

(Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Cautionary Note for United States Investors

Disclosure regarding the Company’s mineral properties, including with respect to MREs included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Additional Information

Additional information relating to the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and the Company’s website at www.newfoundgold.ca.